October 17, 2019

James P. Dowd
Chief Executive Officer
Reitless Impact Income Strategies LLC
623 E. Fort Union Blvd, Suite 101
Salt Lake City, Utah 84121

       Re: Reitless Impact Income Strategies LLC
           Post Qualification Amendment on Form 1-A
           Filed October 3, 2019
           File No. 024-10891

Dear Mr. Dowd:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction